17008367

SEC Mail Processing Section
MAR 01 2017
Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69640

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EF Legacy Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Westgate Parkway, Suite 202
(No. and Street)

Henrico	VA	23233
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

T. Nathan Jencks 703-227-0546
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

1000 Wilson Blvd., Suite 1400	Arlington	VA	22209
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, T. Nathan Jencks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EF Legacy Securities, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

#125748

Notary Public Comm exp 12-31-2017

NOTARY PUBLIC COMMONWEALTH OF VIRGINIA EVALYN M. SHEEHAN

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Statement of Financial Condition Pursuant to Rule 17a-5 of the SEC and Report of Independent Registered Public Accounting Firm

EF Legacy Securities, LLC

December 31, 2016

EF LEGACY SECURITIES, LLC

INDEX TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Grant Thornton

Grant Thornton LLP
1000 Wilson Boulevard
Suite 1400
Arlington, VA 22209

T 703.847.7500
F 703.848.9580
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Managers
EF Legacy Securities, LLC

We have audited the accompanying statement of financial condition of EF Legacy Securities, LLC (a Delaware limited liability company and a wholly owned subsidiary of The Edelman Financial Center, LLC) (the "Company") as of December 31, 2016 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of EF Legacy Securities, LLC as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Arlington, Virginia
February 28, 2017

EF LEGACY SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016
(in thousands)

Assets		
Cash	$	797
Receivables from product sponsors and clearing organizations		332
Deposit with clearing organization		100
Other assets and prepaid expenses		228
Total assets	$	1,457
Liabilities and Equity		
Liabilities:		
Accounts payable and accrued liabilities	$	47
Accrued commissions		221
Related party payable		154
Total liabilities		422
Member's equity		1,035
Total liabilities and member's equity	$	1,457

The accompanying notes are an integral part of this financial statement.

EF LEGACY SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

EF Legacy Securities, LLC ("the Company") was organized in 2015 as a limited liability company and the duration of the Company is perpetual. The Company received approval from the Financial Industry Regulatory Authority ("FINRA") in March 2016 to operate as an introducing broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(ii) which provides that all the mutual funds, variable annuities, and securities belonging to the Company's customers are handled by a clearing broker-dealer, DST Market Services LLC, under fully disclosed clearing arrangements or on an application-way basis.

The Company is a wholly owned subsidiary of The Edelman Financial Center, LLC ("EFC", "Parent"). The ultimate parent company in the organizational structure through a series of holding companies is Edelman Financial, L.P. ("the Partnership"). Edelman Financial Services, LLC ("EFS"), a wholly owned subsidiary of EFC, is an affiliated registered investment advisor.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Fair Value

The fair values of cash, accounts receivable, other assets and prepaid expenses, and accounts payable and accrued liabilities approximate cost due to the short period of time to maturity.

Cash

Highly liquid investments with original maturities of three months or less when purchased are considered to be cash equivalents.

Receivables

Accounts receivable ("receivables from product sponsors and clearing organizations") are stated at their net realizable value. All of our receivables are non-interest bearing.

Income Taxes

The Company is treated as a disregarded entity for federal and state income tax purposes. Accordingly, the income (loss) of the Company is included in the taxable income of its partnership member.

The Company recognizes and measures tax positions based on the individual tax position's amount expected to be sustained upon settlement with the tax authority. The Company utilizes a two-step approach to

evaluate uncertain tax positions. Income tax benefits are recognized when the Company believes the tax position is not more likely than not to be sustained on its technical merits upon examination. If a position is determined not to be more likely than not sustained, the Company recognizes the largest amount of income tax benefit that is greater than 50% likely to be realized upon settlement with the taxing authority. Evaluation of tax positions, their technical merits, and measurement using cumulative probability are highly subjective management estimates. Actual results could differ materially from these estimates.

The Company did not have any uncertain tax positions for 2016.

New Authoritative Accounting Guidance

In May 2014, the Financial Accounting Standards Board ("FASB") issued new authoritative literature, "Revenue from Contracts with Customers," which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to its customers. The new standard will supersede much of the existing authoritative literature for revenue recognition. The standard and related amendments will be effective for the Company in the first quarter of 2019 unless early application is elected no earlier than January 1, 2017. Entities are permitted to transition to the new standard by either retrospective application or recognition of the cumulative effect. The FASB amended the updated guidance on principal versus agent considerations in March 2016; these updates are effective consistent with the effective date and transition requirements of the May 2014 update and subsequent amendments. The Company is currently evaluating the newly issued guidance, including which transition approach will be applied and the estimated impact it will have on the financial statements.

2. DEPOSIT WITH AND RECEIVABLE FROM CLEARING ORGANIZATION

The Company is required to maintain a deposit with its clearing broker-dealer. As of December 31, 2016, the deposit was $100,000. The Company recorded a receivable due from its clearing broker-dealer for revenue earned during December 2016. The receivable due from the Company's clearing organization was $12,000 as of December 31, 2016 and is included in the receivables from product sponsors and clearing organizations on the Statement of Financial Condition.

3. INCOME TAXES

The Company is treated as a disregarded entity for federal and state income tax purposes with the income (loss) of the Company reported by its partnership member. The Company had no accruals for interest or penalties for uncertain tax positions as of December 31, 2016.

4. COMMITMENTS AND CONTINGENCIES

The Company's deposits with and receivables from the clearing organization are with the Company's clearing broker-dealer, which is located in Minneapolis, Minnesota. The Company has an uncommitted financing arrangement with its clearing broker-dealer that finances its customer accounts. Although these customer accounts are not reflected in the Statement of Financial Condition for financial reporting purposes, the Company has generally agreed to indemnify its clearing broker-dealer for losses it may sustain in connection with the accounts, and therefore, retains risk on these accounts. The Company is required to maintain certain

cash on deposit with its clearing broker-dealer. The deposit with clearing organization was $100,000 as of December 31, 2016.

The Company is not currently a defendant in litigation incidental to its securities business. The Company accounts for litigation losses in accordance with FASB Accounting Standards Codification Topic 450, Contingencies ("ASC 450"). Under ASC 450, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are refined each accounting period as additional information becomes available. Accordingly, the initial amount estimated and recorded could be as low as zero. As information becomes known, the initial estimate may be increased, resulting in additional loss provisions. Also, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously estimated.

5. CONCENTRATIONS OF RISK AND MAJOR CUSTOMERS

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security differs from the contract value of the transaction. The Company's customer security transactions are transacted on either a cash or margin basis. In margin transactions, the customer is extended credit by the clearing broker-dealer, subject to various regulatory margin requirements, collateralized by cash and securities in the customer's account. In the event the customer fails to satisfy its obligation, the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill the customer's obligations, which may result in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain collateral in compliance with regulatory requirements, clearing broker's guidelines, and industry standards.

Financial assets that potentially subject the Company to concentrations of credit risk primarily consist of all receivables.

The Company is subject to risk to the extent that its deposits with commercial banks exceed the Federal Deposit Insurance Corporation insurable limit of $250,000. At December 31, 2016, the Company had $547,000 in excess of FDIC insured limits. Management does not consider this risk to be significant.

6. RELATED PARTY TRANSACTIONS

The Company transferred a majority of its customers from a predecessor broker-dealer during the current year.

The Company entered into an agreement with EFS during 2016 for certain administrative services. As part of this arrangement, certain employees of EFS provide administrative services to the Company related to accounting, legal, compliance, and other administrative responsibilities. The Company and EFS agreed to

reasonable allocation of costs charged to the Company for services provided by the EFS employees. Accordingly, the financial statements may not necessarily be indicative of the financial position that would have existed had the Company been operated as an unaffiliated entity. Total amounts owed to EFS as of December 31, 2016 were $153,000.

Other companies within the Partnership's ownership structure paid invoices on behalf of the Company during the normal course of business during 2016. Total amounts owed by the Company associated with such arrangements as of December 31, 2016 was $1,000.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first twelve months after commencement of operations as a registered broker-dealer. As of December 31, 2016, the Company had net capital, as defined, of $486,000, which was $433,000 in excess of the required minimum net capital of $53,000. As of December 31, 2016, the Company had aggregate indebtedness of $422,000 and its aggregate indebtedness to net capital ratio was 0.87 to 1.

8. SUBSEQUENT EVENTS

In connection with the preparation of its financial statements for the year ended December 31, 2016, the Company has evaluated events that occurred subsequent to December 31, 2016 to determine whether any of these events required recognition or disclosure in the 2016 financial statements. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.